Altra Holdings, Inc.
14 Hayward Street
Quincy, Massachusetts 02171
December 12, 2006
Via Facsimile: (202) 942-9585
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E., Mail Stop 6010
Washington, D.C. 20549

Re:	Altra Holdings, Inc. Registration Statement on Form S-1, as amended File No. 333-137660
Ladies and Gentlemen:
          Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), on behalf of Altra Holdings, Inc., a Delaware corporation (the “Company”), I hereby request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern time, on December 14, 2006, or as soon thereafter as practicable.
          The Company hereby confirms that it is aware of its obligations under the Securities Act and the Securities Exchange Act of 1934, as amended, with respect to the public offering of securities specified in the above-referenced Registration Statement.
          The Company further acknowledges that:
                     (a) should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
                     (b) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
                     (c) the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours, ALTRA HOLDINGS, INC.
/s/ David Wall
David Wall
Chief Financial Officer

cc: Craig W. Adas, Weil, Gotshal & Manges LLP